News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES RECORD THIRD QUARTER
CASH DISTRIBUTION

2005 Guidance Revised

CALGARY, September 21, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its third quarter cash distribution of C$1.80 per unit will be paid on October 14, 2005 to unitholders of record on September 30, 2005. The ex-distribution date is September 28, 2005. This distribution is for the period from July 1, 2005 to September 30, 2005. Unitholders are advised that this distribution is on a post-split basis.

2005 Guidance Update

The Trust is revising its expectations for coal sales volumes for the 2005 calendar year to reflect a decrease in Elk Valley Coal’s estimate of 2005 coal sales volumes.  Elk Valley Coal is estimating sales volumes for 2005 will be in the range of 25.5 - 26.5 million tonnes of which the Trust’s share is 60%.

Elk Valley Coal is reducing its coal sales estimate primarily due to lower than anticipated production volumes at its Cardinal River mine. There is also a possibility that some sales will slip into the 2006 calendar year and uncertainty as to shipments to some steelmakers in China.

Tax Information for Cash Distributions

The Trust reorganization approved by unitholders at the recent Annual and Special Meeting was completed in August.  As a result of the reorganization, Canadian federal income taxes are no longer deducted from the Trust’s share of income received from Elk Valley Coal. However, taxes will be payable by unitholders on distributions paid to them by the Trust.  The information below is provided to assist unitholders in understanding the tax treatment of distributions paid by the Trust.

For unitholders resident in Canada, income distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly.

Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

It is expected that the Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of 2005 Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately [26] million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of September 21, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Fording Canadian Coal Trust

Fording Canadian Coal Trust

(403) 260-9834

(403) 260-9817

Email: investors@fording.ca

Website: www.fording.ca